UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For July 7, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [__]              Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes   [__]                    No  [X]

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    N/A
                                                 ------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                             PRECISION DRILLING CORPORATION



                                             Per: /s/ Dale E. Tremblay
                                                  ------------------------------
                                                  Dale E. Tremblay
                                                  Senior Vice President Finance
                                                  & Chief Financial Officer



Date:  July 7, 2003

                                  NEWS RELEASE


Calgary, Alberta, Canada - July 7, 2003

         PRECISION DRILLING CORPORATION AND BJ SERVICES COMPANY PARTNER
                           AWARDED CONTRACT EXTENSION

Precision Drilling Corporation ("Precision") through its subsidiary PD Mexicana,
S. de R.L. de C.V. (a jointly owned company between Precision and BJ Services Company "BJ") has been awarded an extension of its multi-well integrated services contract by Petroleos Mexicanos ("Pemex") for work in the Burgos basin in northern Mexico. The extension, worth approximately US $339 million, involves the drilling of at least 285 additional gas wells in the basin.

Drilling activity, under this extension, will be a seamless continuation of the initial integrated contract which commenced in May 2001. For the extension, Precision will mobilize an additional three rigs to add to the existing seven Precision rigs in-country. The additional rigs will commence operations beginning in the third quarter of 2003 with continuous drilling for the ten rig fleet expected until January 2005. Precision will continue as lead contractor and project manager. As the lead contractor, Precision will supply services from several of its business units including drilling rigs, directional drilling, open hole logging, cased hole logging, slickline wireline services, production testing, PDC drill bits and completion products. Other services will be provided by BJ and subcontractors.

The Burgos basin, covering more than 50,000 sq km in the northern states of Tamaulipas and Nuevo Leon along the Texas border, is Mexico's largest non-associated natural gas basin. The Gas Technology Institute in Arlington, VA recently estimated that undiscovered natural gas potential in the basin could reach as high as 75 tcf. Successful development of the Burgos basin plays a key role in the future natural gas production for Mexico.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services, political and economic conditions in countries in which Precision does business, the demand for services provided by Precision, Precision's ability to attract and retain key personnel and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

For further information, please contact Hank B. Swartout, Chairman, President and Chief Executive Officer, Dale E. Tremblay, Senior Vice President Finance and Chief Financial Officer, or John King, Senior Vice President Technology Services, #4200, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone:
(403) 716-4500, Fax: (403) 264-0251; website: WWW.PRECISIONDRILLING.COM